FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 November 2011

HSBC Holdings plc - Interim Management Statement

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 11.00am GMT, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Conference call details

The conference call will be hosted by Stuart Gulliver, Group Chief Executive and Iain Mackay, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK:                                         +44 (0) 20 7136 2056
UK toll free:                          0800 279 4841

USA:                                      +1 646 254 3362
USA toll free:                      1 877 249 9037

Hong Kong:                         +852 3002 1616
Hong Kong toll free:          800 964 186

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Pass code:                             HSBC

A recording of the conference call will be available from the close of business on 9 November 2011 until the close of business on 9 December 2011.

Local replay access telephone numbers are:

UK (local):                            +44 (0) 20 7111 1244
UK toll free:                          0800 358 7735

USA (local):                          +1 347 366 9565
USA toll free:                       1 866 932 5017

Hong Kong (local):             +852 3011 4669

Replay access pass code:  2405355#

Webcast details

The live audio webcast will be accessible on HSBC's website by following this link:
http://www.hsbc.com/1/2/investor-relations/financial-info

The replay will be available via the same link from the close of business on 9 November 2011.
For further information, please contact:

Investor Relations                                                            Media Relations

Alastair Brown                                                                  Robert Bailhache
+44 (0) 20 7992 1938                                                          +44 (0) 20 7992 5712

Robert Quinlan                                                                 Patrick Humphris
+44 (0) 20 7991 3643                                                          +44 (0) 20 7992 1631

Hugh Pye                                                                           Gareth Hewett
+852 2822 4908                                                                   +852 9101 2147

Note to editors:
HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

HSBC INTERIM MANAGEMENT STATEMENT

Highlights for the nine months ended 30 September 2011

•    Reported profit before tax ('PBT') for the third quarter of 2011 ('3Q11') was US$7.2bn, up US$3.6bn on 3Q10, and for the nine months ended 30 September 2011 ('the nine months') was US$18.6bn, up US$4.0bn on the same period in 2010. These results included US$4.1bn of favourable movements in credit spread on the fair value of our own debt recognised in the quarter and US$4.0bn for the nine months.

•    Underlying PBT for 3Q11 was US$3.0bn, down US$1.6bn on 3Q10 due to decreased revenues in Global Banking and Markets, an adverse movement in non-qualifying hedges of US$0.7bn (US$1.3bn recorded in the quarter and US$0.6bn in 3Q10), and an increase in loan impairment charges, primarily in North America, partially offset by increased revenues in Commercial Banking globally.

•    Underlying PBT for the nine months was US$14.4bn, down US$0.3bn on 2010, reflecting the decreased revenues in Global Banking and Markets and higher costs offset by significantly lower loan impairment charges, principally in North America, and growth in Commercial Banking revenues.

• Annualised return on average ordinary shareholders' equity for the nine months was 12.6%, benefiting from the gains on movements in credit spread on the fair value of our own debt.

•    Material progress has been made in implementing the strategy announced in May. Fourteen transactions have been announced so far this year, with 11 since 30 June 2011. Year to date, we have made good progress in expanding our Commercial Banking business across both developed and faster-growing markets and repositioning Retail Banking and Wealth Management.

•    The reported cost efficiency ratio for the nine months worsened to 54.6% from 54.0% in 2010, and to 59.1% from 54.4% on an underlying basis. Operating expenses and full-time equivalent staff numbers ('FTEs') for 3Q11 were down on the preceding quarter, with FTEs down 5,000 since 1Q11.

• The core tier 1 capital ratio was 10.6% at 30 September 2011.

Group Chief Executive, Stuart Gulliver, commented:

"The sector faces significant headwinds. The continuing macroeconomic, regulatory and political uncertainty, particularly in Europe, adversely affected our industry's performance in the quarter. As a result, our underlying PBT declined by US$1.6bn compared with 3Q10 due to lower revenues in Global Banking and Markets, an adverse movement in non-qualifying hedges and an increase in loan impairment charges, primarily in North America, partially offset by increased revenues in Commercial Banking. Reported PBT was up US$3.6bn compared with 3Q10. Against this backdrop, HSBC remains resilient, with a strong balance sheet and robust liquidity.

"We have remained focused on implementing the strategy outlined in May, and have increased the pace and intensity of delivery. We have announced 14 transactions this year, including 11 since 30 June 2011, we have begun to turn the corner on costs, with operating expenses and FTEs falling compared with the previous quarter, and we continue to invest for growth in faster-growing markets.

"We have made progress in executing our strategy and, despite challenging market conditions, our businesses in Rest of Asia-Pacific and Latin America, notably Brazil, Commercial Banking in most markets and our retail banking operations in the UK have performed well. Notwithstanding the very difficult market conditions, a number of Global Banking and Markets businesses, notably Foreign Exchange, Equities and Payments and Cash Management, have made good progress in line with our investment focus.

Execution of strategy

Our strategy is designed to deliver our ambition to become the world's leading international bank. We are implementing it by building on our distinctive presence in the network of markets which generate the major trade and capital flows, capturing wealth creation where relevant and focusing on retail banking only where we can achieve profitable scale.

We have made progress in executing our strategy.

•    Firstly, we continue to reshape our business portfolios to improve capital deployment based on our five filters, and maintain our expansion in faster-growing markets. Since 30 June 2011, we have announced transactions for the disposal of our US Cards business, 195 non-strategic branches principally in upstate New York, the Canadian investment advisory business, the Chilean retail banking business, the UK motor insurance business, private equity businesses in the US and Canada and our Hungarian consumer finance portfolio. We have also announced the reshaping of a number of our retail businesses in the Middle East and the exit from operations in Georgia and from retail banking operations in Poland.

•    Secondly, we have taken steps towards our target of delivering US$2.5-3.5bn of sustainable cost savings by the end of 2013. Our programmes to review head offices and global functions are progressing well. Since 1Q11, FTEs have decreased by 5,000. We have identified a significant pipeline of sustainable savings and remain confident that we can hit our target range.

•    Thirdly, we continue to position the business for growth, building on our connectivity and our capabilities in faster-growing markets, wealth management and global trade. During the quarter we increased revenues in Asia and Latin America on 3Q10 as a result of strong asset growth in late 2010 and the first half of 2011, notably in Commercial Banking and Global Banking and Markets, reflecting our focus on investing in regions with higher returns.

Key performance indicators

	Nine months ended 30 September		Quarter ended 30 September		Target/ benchmark
	2011	2010	2011	2010
	%	%	%	%

Return on average ordinary shareholders' equity (annualised) ...........................................................................................	12.6	10.0	13.2	9.0	12-15%
Cost efficiency ratio ..........................................................	54.6	54.0	49.5	61.0	48-52%
Core tier 1 ratio .................................................................	10.6	10.5	10.6	10.5	9.5-10.5%1
Basic earnings per ordinary share (US$) .............................	0.79	0.56	0.29	0.17	-

Reconciliation of reported and underlyingprofit before tax2

	Nine months ended 30 September		Quarter ended 30 September
	2011	2010	2011	2010
	US$m	US$m	US$m	US$m

Profit before tax ..................................................................................	18,629	14,629	7,155	3,525

Effect of changes in own credit spread on fair value of long-term debt ...	(3,972)	(140)	(4,114)	934
Adjustments for foreign currency translation and acquisitions and disposals ...............................................................................................................	(263)	230	(82)	144

Underlying profit before tax .............................................................	14,394	14,719	2,959	4,603

For footnotes, see page 16.

Financial performance commentary

•    Reported revenues for the quarter were US$4.6bn higher than 3Q10 and, for the nine months, were US$4.7bn higher than the comparable period in 2010, including the effect of movements in credit spread on the fair value of our own debt of US$4.1bn and US$4.0bn recorded in the quarter and the nine months, respectively.

•    Underlying revenue was lower in the quarter and the nine months than in the same periods in 2010. This was due to a number of factors, including eurozone sovereign debt concerns which affected the financial services industry in general and depressed Credit and Rates revenue in Global Banking and Markets; lower revenues in legacy Credit; lower Balance Sheet Management revenues which, as indicated in previous periods, were driven by the continued effect of prevailing low interest rates; and the ongoing run-off in the US of the consumer finance portfolios. Revenue increased in Commercial Banking in the quarter and the nine months, in part reflecting our investment in growing this business, with higher net interest income driven by strong growth in customer loan balances.

•    Underlying revenue was also lower than in the previous quarter, reflecting the eurozone sovereign debt concerns and adverse movements in the fair value of non-qualifying hedges, with an unfavourable movement of US$1.3bn in 3Q11 compared with US$0.3bn in 2Q11 reflecting the decrease in long-term US interest rates.

•    Following the announcement of agreements for the sale of the 195 non-strategic US branches and our Cards and Retail Services business, we reclassified the related loans and advances and customer account balances to held for sale. As a result of the reclassification, exchange differences of US$36bn and a reduction in reverse repo balances, loans and advances to customers fell in the quarter. Excluding these items, loans and advances to customers increased, reflecting growth in term lending and residential mortgage balances in Europe, Asia and Latin America, although at a slower pace in Asia in the quarter.

•    Customer account balances fell by US$47.9bn during 3Q11, including US$44bn of exchange differences, the reclassification of deposits associated with the US branches' sale to liabilities held for sale and a reduction in repo balances. Excluding these items, deposits from customers rose, notably in our Commercial Banking and Global Banking and Markets businesses. On the same basis, the growth in deposits continued to exceed the growth in lending in the quarter and, as a result of the reclassification of assets and liabilities as held for sale, the Group's advances-to-deposits ratio fell to 75.9% from 78.7%.

•    Other significant balance sheet movements included a rise in the fair value of derivative assets, notably interest rate contracts, as a result of downward shifts in major yield curves, though this was partly offset by higher netting from transactions undertaken through clearing houses. There was a corresponding increase in the value of derivative liabilities and our net exposure to credit risk on derivative contracts remained broadly unchanged from 2Q11.

•    Loan impairment charges and other credit risk provisions were US$0.7bn higher at 30 September 2011 than a year ago. The increase came mainly in our run-off portfolio in North America, reflecting an increase in delinquency rates, deteriorating roll-rates and increased severity, and higher costs to obtain and realise collateral as a result of the delays in foreclosure activity. Compared with 2Q11, loan impairment charges and other credit risk provisions rose by US$1.0bn, mainly in North America, with an increase in loan impairment charges elsewhere reflecting slightly weaker economic conditions. Despite the marked rise in loan impairment charges in 3Q11, for the nine months they declined reflecting lower lending balances in our consumer finance portfolio in North America and improvements in delinquency trends and collections in the UK.

•    Our reported cost efficiency ratio for the quarter reduced from 61.0% in 3Q10 to 49.5% in 3Q11, largely reflecting the changes in the fair value of our own debt. Our underlying cost efficiency ratio for the quarter was 62.7%, worse than in the preceding quarter because revenues declined. Our cost efficiency ratio for the nine months increased from 54.4% to 59.1% on an underlying basis.

•    Notwithstanding the deterioration in the cost efficiency ratio in 3Q11, we began to see the benefits of our strategic programmes to deliver sustainable savings as, despite restructuring costs of US$0.2bn in the quarter, reported costs and FTEs were lower than in 2Q11, with FTEs down 5,000 since 1Q11. Operating expenses for the nine months increased by US$2.9bn compared with the same period in 2010, but this included several notable items including customer redress programmes, restructuring costs and litigation costs, which were partially offset by a credit in relation to defined benefit pension obligations in the UK. Excluding these items, the primary driver of the increase in expenses on 2010 was higher staff costs, which were driven by wage inflation in our faster-growing markets and strategic investment.

•    Although the reported PBT was higher in 2011, the tax charge for the nine months was US$0.6bn lower than the comparable period in 2010. The tax charge in 2011 included the benefit of deferred tax now eligible to be recognised in respect of foreign tax credits, while the tax charge in 2010 included US$1.2bn attributable to a gain arising from an internal reorganisation of our North American operations.

•    Profit attributable to ordinary shareholders for the nine months was US$14.0bn, US$4.4bn higher than in the same period in 2010, reflecting the increase in reported PBT and the lower tax charge noted above. As a result, the annualised return on average ordinary shareholders equity was 12.6%.

•    Risk-weighted assets ('RWA's) remained broadly unchanged with a decrease of US$9bn in the quarter. Exchange differences reduced RWAs by around US$25bn, reflecting the strengthening of the US dollar, primarily against the euro and a number of currencies in faster-growing markets. This reduction was partly offset by an increase of about US$16bn in RWAs from credit risk reflecting loan growth, mainly in our associates in Asia.

•    We continued to generate capital from retained profits net of the effect of changes in credit spread on the fair value of our long-term debt and net of dividends. However, as a result of the strengthening of the US dollar, core tier 1 capital reduced by US$4.5bn. Consequently, the core tier 1 ratio at 30 September 2011 was 10.6% compared with 10.8% at 30 June 2011.

• On 7 November 2011, the Board announced a third interim dividend for 2011 of US$0.09 per ordinary share.

Global Businesses commentary

In Retail Banking and Wealth Management, PBT for the quarter was lower than in 3Q10, mainly due to the increase in loan impairment charges associated with our run-off consumer finance portfolio in North America and the impact of adverse fair value movements on non-qualifying hedges recognised in the quarter of US$0.9bn (3Q10: US$0.4bn), which reflected a decline in long-term US interest rates. These factors were partially offset by net interest income growth in Latin America and Rest of Asia-Pacific. Underlying operating expenses were broadly unchanged on 3Q10.

Our PBT for the nine months was ahead of the comparable period in 2010 due to decreases in loan impairment charges in North America and Europe which reflected the reduction in US consumer finance portfolios and an improvement in credit quality and collections in the UK. During 2011, we continued to rebalance revenue contribution with growth in our priority markets offsetting declines in run-off portfolios in the US, and revenue from wealth management products grew in the nine months, driven mainly by increases in Asia. Higher costs were a result of wage inflation, primarily in emerging markets, and customer redress programmes in the UK following the adverse judgement relating to the sale of payment protection insurance ('PPI'), partially offset by cost containment programmes.

Commercial Banking continued to perform well, with PBT in both 3Q11 and the nine months ahead of the comparable periods in 2010. Strong growth in revenue was driven by higher net interest income from customer loan growth, mainly in faster-growing markets and in Europe. Despite the increasing headwinds in several economies, revenue continued to grow in 3Q11, albeit at a slower pace. Loan impairment charges for the nine months rose compared with 2010, primarily driven by the growth in lending, and increased in 3Q11 compared with the preceding quarter as the economic environment weakened. Costs for the nine months also rose in support of business growth, but to a lesser extent than revenue, resulting in positive jaws.

In Global Banking and Markets, our PBT in 3Q11 was significantly below 3Q10, reflecting the challenging trading environment, widening credit spreads, continued uncertainty around eurozone sovereign debt and a rise in loan impairment charges and other credit risk provisions, particularly in Europe, primarily related to available-for-sale securities. With regard to the available-for-sale asset-backed securities portfolio, estimates of future potential impairments and expected cash losses remain consistent with guidance given in the Interim Report 2011.

PBT for the nine months was similarly affected by the impact of economic uncertainty, with higher loan impairment charges and other credit risk provisions reflecting a general widening of credit spreads which, coupled with reduced client activity, adversely affected our Credit and Rates businesses, particularly in Europe. Revenues from the legacy Credit portfolio also fell due to lower price appreciation, decreased fees for management services provided to the securities investment conduits, a reduction in effective yields and lower asset holdings. Balance Sheet Management revenues were lower, driven, as indicated in previous periods, by the continued effect of prevailing low interest rates.

By contrast, our strong franchises in Foreign Exchange drove a significant rise in revenues in the business during the quarter, particularly in Asia and the Americas, capturing higher client activity and achieving wider spreads as volatility increased. Equities revenues also rose as a result of improved competitive positioning which captured increased client flows, while Securities Services income grew as a result of higher spreads and transaction volumes. In Global Banking, continued new business origination in Project and Export Finance, and growth in balances and spreads in Payments and Cash Management led to a strong performance.

Our Global Private Banking profits before tax for 3Q11 and the nine months were lower than in the comparable periods in 2010.  In the nine months, revenue growth from higher average client assets under management was driven by net new money inflows of US$16.5bn, of which US$3.3bn was during the quarter, primarily from clients in faster-growing markets, and a rise in transaction volumes. This was more than offset by an increase in operating expenses denominated in Swiss francs, which strengthened during the period against the US dollar, the hiring of additional front office staff to cover faster-growing markets and costs relating to regulatory issues.

In 'Other', our reported PBT for both 3Q11 and the nine months increased significantly in comparison with 2010 due to gains arising from the effect of changes in credit spread on the fair value of our long-term debt. These are not regarded internally as part of managed performance and are therefore not allocated to global businesses. On an underlying basis, our loss before tax increased in 3Q11 compared with 3Q10 due to adverse fair value movements on non-qualifying hedges of US$0.4bn recognised within Europe in the quarter in HSBC Holdings plc, reflecting a decrease in long-term US interest rates relative to sterling and euro interest rates.

Regional commentary

In Europe, our reported PBT in 3Q11 was US$2.5bn greater than in 3Q10. On an underlying basis, a small loss before tax in 3Q11 contrasted with a profit in 3Q10, reflecting the effect of the challenging economic environment in the eurozone on Global Banking and Markets and restructuring costs incurred in the quarter. The rise in loan impairment charges and other credit risk provisions was largely due to higher available-for-sale impairment charges in the quarter. We have continued to manage down our exposures to selected eurozone countries in a conservative manner with a particular concern for market stability, reducing our exposure to sovereign and agency debt by US$2.7bn in the quarter to US$5.5bn, as analysed on page 21.

Our underlying PBT for the nine months was less than the comparable period in 2010, mainly because of a lower contribution from Global Banking and Markets, driven by the Credit and Rates businesses. Commercial Banking performed well, recording higher profits due to increased net interest income as a result of higher lending in both the UK and Continental Europe and lower loan impairment charges. We are on track to exceed our targets for gross new lending under the Merlin Agreement in the UK, having extended facilities of £36.6bn (US$57bn) at 30 September 2011. We are £38m (US$59m) or 0.4% behind our SME lending target under Merlin. Net loans and advances to Commercial Banking customers have increased by 6.5% in the UK since December 2010. Retail Banking and Wealth Management also reported profit growth in Europe despite provisions relating to customer redress programmes and restructuring costs, driven by lower loan impairment charges as delinquency trends improved, particularly in the UK. We estimate that the cost of the UK bank levy will be approximately US$0.6bn for the full year 2011. No charge for the UK bank levy has been recognised in the nine months.

In Hong Kong, PBT for the quarter decreased by US$0.1bn compared with 3Q10 as revenues generated from the higher customer lending balances were more than offset by the effect of market valuation changes on insurance revenues. In addition, loan impairment charges increased from a low base and costs rose, reflecting inflationary pressures and investment in staff supporting business growth. Compared with 2Q11, costs fell as we maintained our focus on improving operational efficiency.

Our PBT for the nine months increased by US$0.1bn, primarily due to strong balance sheet growth, particularly in Commercial Banking and Global Banking and Markets, which benefited from targeted asset and deposit growth and a rise in economic activity, and a strong increase in fee income, notably from the sale of Wealth Management products. Loan growth in 3Q11 moderated as continued growth in Retail Banking and Wealth Management and Global Banking and Markets was offset by a reduction in Commercial Banking as certain trade finance loans matured. Inflationary pressures and investment in staff caused operating expenses to increase in the nine months.

In Rest of Asia-Pacific, we delivered strong increases in PBT in both 3Q11 and the nine months. A significant rise in net interest income in the nine months resulted from targeted balance sheet growth and improved deposit spreads, especially in mainland China and India. Loan growth was most significant in our Commercial Banking and Global Banking and Markets businesses, largely in mainland China and Singapore. We experienced continued underlying loan growth across the region in 3Q11, in particular in Singapore, mainland China and India although, on a reported basis, this was masked by the depreciation of most Asian currencies against the US dollar. For the nine months, fee income grew, reflecting higher trade volumes, continued economic growth and strong demand for Wealth Management products. Profitability also improved through lower loan impairment charges in the region, mainly due to the reduction of unsecured lending portfolios in India and lower loan impairment charges in Global Banking and Markets on a small number of individual accounts. Economic growth and our ongoing business expansion in the region resulted in increased headcount and related costs. Our associates continued to make a strong contribution to our results.

In Middle East and North Africa, PBT was ahead of 3Q10 due to revenue growth in all Global Businesses and strong profit growth from our associate, The Saudi British Bank. Our PBT in the nine months was significantly ahead of the comparable period in 2010, as specific loan impairment charges against a small number of Global Banking and Markets customers in 2010 did not recur and the loan portfolio in Retail Banking and Wealth Management was repositioned towards higher quality lending. Higher revenue in Rates in Global Banking and Markets and a rise in trade volumes in Commercial Banking drove strong income growth. Costs increased due to inflationary pressures on salaries, restructuring provisions and increased marketing of the HSBC brand in the region.

In North America, our reported pre-tax loss in 3Q11 decreased by US$0.2bn compared with 3Q10. On an underlying basis, it increased by US$1.0bn, mainly due to adverse movements in the fair value of non-qualifying hedges in the consumer finance portfolio in Retail Banking and Wealth Management of US$0.9bn recognised in the quarter and an increase in loan impairment charges in our run-off portfolio. Total revenue was affected by lower revenues from the legacy Credit portfolio in Global Banking and Markets.

Our pre-tax loss for the nine months, on an underlying basis, was greater than in the comparable period in 2010, primarily due to a decline in revenue as a result of the decreasing balances within our consumer finance portfolio. Costs increased, largely due to higher compliance costs, litigation costs, software impairment and the non-recurrence of a pension curtailment gain in 2010, partly offset by a reduction in headcount. Despite the marked rise in loan impairment charges in 3Q11, loan impairment charges in the nine months declined by US$1.1bn compared with 2010, reflecting lower lending balances in our consumer finance portfolio. There remains pressure on the future credit performance of the run-off portfolio from continued weakness in the housing market and potential changes in customer behaviour. The resumption of more normal levels of foreclosure activity following the recent moratoria may lead to further house price weakness as increasing volumes of vacant properties come onto the market.

We are making plans for completion of the disposal of our US Cards and Retail Services business while remaining fully committed to providing all necessary support to HSBC Finance Corporation to enable it to run-off its consumer lending and mortgage services businesses in a controlled manner and meet all its commitments.

In Latin America, our profits before tax for 3Q11 and the nine months were well ahead of comparable periods in 2010. Our strong performance on an underlying basis was driven by higher lending volumes which supported revenue growth in Commercial Banking in Brazil and Mexico, and in Retail Banking and Wealth Management in Brazil and, to a lesser extent, Argentina. Growth in loan impairment charges was due to higher lending balances in the region and increased delinquency in Brazil, partially offset by improved credit quality in Mexico. Cost growth resulted from inflationary pressures, additional front office staff to support business growth in Brazil and restructuring costs in the region, along with volume-driven costs in Brazil as our business grew. However, compared with 2Q11 costs have decreased reflecting, in part, strategic cost saving initiatives.

Trading conditions since 30 September 2011 and outlook

Trading conditions showed some improvement during October, but they remain very difficult and continuing turbulence in global markets may result in further downside risk. The outlook for the global economy is very challenging as problems in developed markets begin to affect growth rates around the world. Faster-growing markets clearly possess significant potential for growth, however, and continue to offer attractive business opportunities. With respect to mainland China, we believe that the economy will make a soft landing and already we see inflationary pressures easing and growth buoyed by domestic demand.

In these uncertain times we are reassured by the fact that our business, while remaining diversified, is more cohesive and strategically focused for growth, with a strong balance sheet and a high level of liquidity. We have made good progress against our strategic goals on what will be a long journey. We remain committed to meeting our targets and are responding to the more challenging environment with even more determination and a greater focus on implementation. By the end of 2013, we will have reshaped HSBC.

Notes

1. Assumed common equity tier 1 ratio under Basel III excluding G-SIBS.

2.    We measure our performance internally on a like-for-like basis by eliminating the effects of exchange differences, acquisitions and disposals of subsidiaries and businesses and the effect of changes in credit spread on the fair value of our long-term debt where the net result of such movements will be zero upon maturity of the debt, all of which distort year-on-year comparisons. We refer to this as our underlying performance.

•     Income statement comparisons, unless stated otherwise, relate to the nine months ended 30 September 2011 and are compared with the corresponding nine months in 2010. Balance sheet comparisons, unless otherwise stated, relate to balances at 30 September 2011 compared with the corresponding balances at 30 June 2011.

•     The financial information on which this Interim Management Statement is based, and the data set out in the appendices to this Statement, are unaudited and have been prepared in accordance with HSBC's accounting policies as described in the Annual Report and Accounts 2010. A glossary of terms is also provided in the Annual Report and Accounts 2010.

•     The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Annual Report and Accounts 2011 announcement date .........................................................................	27 February 2012
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ....................................................	14 March 2012
ADSs quoted ex-dividend in New York ...................................................................................................	14 March 2012
Dividend record date in Hong Kong ........................................................................................................	15 March 2012
Dividend record date in London, New York, Paris and Bermuda .............................................................	16 March 2012
Dividend payment date ..........................................................................................................................	2 May 2012

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•     changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•     changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of recent market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges.

Appendix - selected financial information

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net interest income ...........................................................	30,605	29,509	10,370	10,324	9,752
Net fee income ..................................................................	13,064	12,784	4,257	4,436	4,266
Net trading income ............................................................	4,918	4,951	106	2,256	1,399

Changes in fair value of long-term debt issued and related derivatives ......................................................................	3,882	251	4,376	108	(874)
Net income/(expense) from other financial instruments designated at fair value ...................................................	(1,195)	886	(1,589)	103	926

Net income from financial instruments designated at fair value ....................................................................	2,687	1,137	2,787	211	52
Gains less losses from financial investments .......................	809	842	324	278	285
Dividend income ................................................................	113	91	26	55	32
Net earned insurance premiums ..........................................	10,046	8,315	3,346	3,337	2,649
Other operating income .....................................................	1,571	1,776	286	971	298

Total operating income ..................................................	63,813	59,405	21,502	21,868	18,733

Net insurance claims incurred and movement in liabilities to policyholders ..................................................................	(8,172)	(8,480)	(1,555)	(3,214)	(3,359)

Net operating income before loan impairment charges and other credit risk provisions ................................	55,641	50,925	19,947	18,654	15,374

Loan impairment charges and other credit risk provisions ..	(9,156)	(10,669)	(3,890)	(2,882)	(3,146)

Net operating income .....................................................	46,485	40,256	16,057	15,772	12,228

Total operating expenses ...................................................	(30,379)	(27,489)	(9,869)	(10,141)	(9,378)

Operating profit .............................................................	16,106	12,767	6,188	5,631	2,850

Share of profit in associates and joint ventures ...................	2,523	1,862	967	937	675

Profit before tax ..............................................................	18,629	14,629	7,155	6,568	3,525

Tax expense ......................................................................	(3,346)	(3,954)	(1,634)	(1,221)	(98)

Profit after tax ................................................................	15,283	10,675	5,521	5,347	3,427

Profit attributable to shareholders of the parent company .	14,437	9,917	5,222	5,062	3,154
Profit attributable to non-controlling interests ...................	846	758	299	285	273

	US$	US$	US$	US$	US$

Basic earnings per ordinary share .......................................	0.79	0.56	0.29	0.28	0.17
Diluted earnings per ordinary share ....................................	0.78	0.55	0.28	0.27	0.17
Dividend per ordinary share (in respect of the period) ........	0.27	0.24	0.09	0.09	0.08

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised) .......................................................................................	12.6	10.0	13.2	13.2	9.0
Pre-tax return on average risk-weighted assets (annualised)	2.2	1.8	2.4	2.3	1.3
Cost efficiency ratio ..........................................................	54.6	54.0	49.5	54.4	61.0

Summary consolidated balance sheet

	At 30 September 2011	At 30 June 2011	At 31 December 2010
	US$m	US$m	US$m

ASSETS
Cash and balances at central banks ...............................................................	101,274	68,218	57,383
Trading assets ..............................................................................................	415,620	474,950	385,052
Financial assets designated at fair value ........................................................	35,928	39,565	37,011
Derivatives ..................................................................................................	382,540	260,672	260,757
Loans and advances to banks .......................................................................	210,671	226,043	208,271
Loans and advances to customers ................................................................	964,693	1,037,888	958,366
Financial investments ..................................................................................	406,582	416,857	400,755
Other assets .................................................................................................	198,396	166,794	147,094

Total assets .................................................................................................	2,715,704	2,690,987	2,454,689

LIABILITIES AND EQUITY
Liabilities
Deposits by banks ........................................................................................	119,231	125,479	110,584
Customer accounts ......................................................................................	1,271,044	1,318,987	1,227,725
Trading liabilities .........................................................................................	351,383	385,824	300,703
Financial liabilities designated at fair value ...................................................	93,407	98,280	88,133
Derivatives ..................................................................................................	379,751	257,025	258,665
Debt securities in issue .................................................................................	132,348	149,803	145,401
Liabilities under insurance contracts ............................................................	61,214	64,451	58,609
Other liabilities ............................................................................................	141,261	123,601	109,954

Total liabilities ............................................................................................	2,549,639	2,523,450	2,299,774

Equity
Total shareholders' equity ...........................................................................	158,887	160,250	147,667
Non-controlling interests ............................................................................	7,178	7,287	7,248

Total equity ................................................................................................	166,065	167,537	154,915

Total equity and liabilities ...........................................................................	2,715,704	2,690,987	2,454,689

Ratio of customer advances to customer accounts .......................................	75.9%	78.7%	78.1%

Capital

Capital structure

	At 30 September	At 30 June	At 31 December
	2011	2011	2010
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity ...................................................................................	154,235	154,652	142,746
Non-controlling interests ...........................................................................	3,822	3,871	3,917
Regulatory adjustments to the accounting basis ..........................................	(4,087)	888	1,794
Deductions .................................................................................................	(31,350)	(33,649)	(32,341)

Core tier 1 capital ..................................................................................	122,620	125,762	116,116

Other tier 1 capital before deductions .........................................................	18,062	18,339	17,926
Deductions .................................................................................................	(813)	(988)	(863)

Tier 1 capital ...........................................................................................	139,869	143,113	133,179

Total regulatory capital .........................................................................	169,760	173,784	167,555

Total risk-weighted assets .....................................................................	1,159,479	1,168,529	1,103,113

Capital ratios	%	%	%

Core tier 1 ratio .........................................................................................	10.6	10.8	10.5
Tier 1 ratio ................................................................................................	12.1	12.2	12.1
Total capital ratio ......................................................................................	14.6	14.9	15.2

Loans and advances to customers

Loans and advances to customers by industry sector and by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 September 2011
Personal .........................................	167,868	62,638	42,551	5,226	96,143	21,358	395,784	40.3
Residential mortgages .................	118,555	46,233	30,922	1,826	73,785	5,531	276,852	28.2
Other personal ...........................	49,313	16,405	11,629	3,400	22,358	15,827	118,932	12.1

Corporate and commercial .............	210,461	94,056	75,927	20,859	39,730	38,006	479,039	48.8
Commercial, industrial and international trade ..................	108,423	41,262	46,119	12,072	18,082	25,139	251,097	25.6
Commercial real estate ...............	30,592	21,382	9,606	1,011	7,347	3,292	73,230	7.4
Other property-related ...............	6,974	16,578	6,297	1,802	5,475	829	37,955	3.9
Government ...............................	2,507	2,931	688	1,535	428	1,880	9,969	1.0
Other commercial ......................	61,965	11,903	13,217	4,439	8,398	6,866	106,788	10.9

Financial ........................................	77,714	3,708	3,245	1,358	14,064	1,947	102,036	10.4
Non-bank financial institutions ..	76,963	3,222	2,879	1,291	14,064	1,883	100,302	10.2
Settlement accounts ...................	751	486	366	67	-	64	1,734	0.2

Asset-backed securities reclassified ..	4,769	-	-	-	520	-	5,289	0.5

Total gross loans and advances to customers ...................................	460,812	160,402	121,723	27,443	150,457	61,311	982,148	100.0

At 30 June 2011
Personal .........................................	172,383	61,704	44,300	5,196	131,676	24,091	439,350	41.6
Residential mortgages .................	119,993	45,496	32,224	1,791	76,690	5,897	282,091	26.7
Other personal ...........................	52,390	16,208	12,076	3,405	54,986	18,194	157,259	14.9

Corporate and commercial .............	221,361	94,566	74,726	20,786	38,761	41,147	491,347	46.5
Commercial, industrial and international trade ..................	125,668	42,587	46,128	12,316	16,766	27,144	270,609	25.6
Commercial real estate ...............	31,066	20,379	9,728	1,037	7,673	3,449	73,332	6.9
Other property-related ...............	7,189	16,097	5,643	1,897	5,391	840	37,057	3.5
Government ...............................	2,126	3,252	430	1,251	311	2,055	9,425	0.9
Other commercial ......................	55,312	12,251	12,797	4,285	8,620	7,659	100,924	9.6

Financial ........................................	92,799	3,673	3,231	1,281	16,563	2,712	120,259	11.4
Non-bank financial institutions ..	91,636	3,042	2,794	1,267	16,563	2,654	117,956	11.2
Settlement accounts ...................	1,163	631	437	14	-	58	2,303	0.2

Asset-backed securities reclassified ..	5,120	-	-	-	544	-	5,664	0.5

Total gross loans and advances to customers ..................................	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620	100.0

At 31 December 2010
Personal .........................................	161,717	57,308	40,184	5,371	139,117	21,623	425,320	43.4
Residential mortgages .................	111,618	42,488	28,724	1,751	78,842	5,258	268,681	27.4
Other personal ...........................	50,099	14,820	11,460	3,620	60,275	16,365	156,639	16.0

Corporate and commercial .............	203,804	80,823	67,247	19,560	38,707	35,371	445,512	45.6
Commercial, industrial and international trade ..................	111,980	33,451	41,274	11,173	16,737	23,079	237,694	24.3
Commercial real estate ...............	30,629	19,678	8,732	1,085	8,768	2,988	71,880	7.3
Other property-related ...............	6,401	15,232	5,426	1,785	5,109	885	34,838	3.6
Government ...............................	2,289	2,339	415	1,345	89	2,117	8,594	0.9
Other commercial ......................	52,505	10,123	11,400	4,172	8,004	6,302	92,506	9.5

Financial ........................................	70,725	3,189	2,259	1,347	21,202	3,003	101,725	10.4
Non-bank financial institutions ..	70,019	2,824	2,058	1,335	21,109	2,818	100,163	10.2
Settlement accounts ...................	706	365	201	12	93	185	1,562	0.2

Asset-backed securities reclassified ..	5,216	-	-	-	676	-	5,892	0.6

Total gross loans and advances to customers ..................................	441,462	141,320	109,690	26,278	199,702	59,997	978,449	100.0

Exposures to countries in the eurozone

In the nine months ended September 2011, there were periods of significant market volatility related to a number of sovereigns in the eurozone, notably Greece, Ireland, Italy, Portugal and Spain. The tables below summarise our exposures to governments and central banks of selected eurozone countries along with near/quasi government agencies, and banks of selected eurozone countries.

Exposures to selected eurozone countries - sovereigns and agencies

At 30 September 2011, our exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$5.5bn, down from US$8.2bn at 30 June 2011. Of the total financial investments available for sale, approximately 31% matures within one year, 35% between one and three years and 34% in excess of three years. In the nine months ended 30 September 2011, an impairment charge of US$171m was recognised in respect of Greek sovereign and agency exposures classified as available for sale (three months ended 30 September 2011: US$66m). Our sovereign exposures to Ireland, Italy, Portugal, and Spain are not considered to be impaired at 30 September 2011.

	Greece	Ireland	Italy	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 September 2011
Cash and balances at central banks .......	-	-	-	-	0.1	0.1

Assets held at amortised cost ...............	-	-	0.1	-	-	0.1

Financial investments available for sale	0.1	0.1	0.9	0.1	1.0	2.2
- cumulative impairment ................	0.2	-	-	-	-	0.2

Net trading assets1 ...............................	0.4	0.1	1.4	0.5	0.3	2.7
Derivatives2 .........................................	0.2	-	0.1	-	0.1	0.4

Total ...................................................	0.7	0.2	2.5	0.6	1.5	5.5

Off-balance sheet exposures .................	-	-	-	-	1.1	1.1

CDS asset positions ..............................	1.4	0.2	0.9	0.4	0.4	3.3
CDS liability positions .........................	(1.1)	(0.2)	(0.9)	(0.4)	(0.4)	(3.0)
CDS asset notionals .............................	2.3	1.0	6.6	1.4	3.8	15.1
CDS liability notionals .........................	2.0	1.0	6.6	1.3	3.7	14.6

Exposures to selected eurozone countries - banks

At 30 September 2011, our exposure to the debt of banks domiciled in Greece, Ireland, Italy, Portugal and Spain was US$8.2bn. We have not recognised any impairment in respect of the exposures set out below.

	Greece	Ireland	Italy	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 September 2011
Loans and advances .............................	-	0.2	1.5	0.3	0.3	2.3
Financial investments held to maturity	-	0.2	0.2	-	-	0.4
Financial investments available for sale	-	0.3	0.4	0.1	0.5	1.3
Net trading assets1 ...............................	0.5	1.0	0.5	-	1.6	3.6
Derivatives2 .........................................	0.1	0.1	0.2	-	0.2	0.6

Total ...................................................	0.6	1.8	2.8	0.4	2.6	8.2

Off-balance sheet exposures .................	0.2	-	0.2	-	0.4	0.8

CDS asset positions ..............................	-	-	0.3	0.2	0.1	0.6
CDS liability positions .........................	-	-	(0.3)	(0.1)	(0.1)	(0.5)
CDS asset notionals .............................	-	0.1	3.1	0.7	1.2	5.1
CDS liability notionals .........................	-	0.1	3.0	0.8	1.1	5.0

1 Trading assets net of short positions.
2 Derivative assets net of collateral and derivative liabilities for which a legally enforceable right of offset exists.

Summary information - global businesses

Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	25,436	24,628	7,864	9,094	8,075

Loan impairment charges and other credit risk provisions ..	(7,277)	(8,982)	(3,007)	(2,062)	(2,664)

Net operating income .....................................................	18,159	15,646	4,857	7,032	5,411

Total operating expenses ...................................................	(15,781)	(14,279)	(5,035)	(5,224)	(4,930)

Operating profit/(loss) ...................................................	2,378	1,367	(178)	1,808	481

Share of profit in associates and joint ventures ...................	972	787	402	358	321

Profit before tax ..............................................................	3,350	2,154	224	2,166	802

	%	%	%	%	%

Cost efficiency ratio ..........................................................	62.0	58.0	64.0	57.4	61.1
Pre-tax return on average risk-weighted assets (annualised)	1.3	0.8	0.2	2.4	0.9

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	11,691	10,158	4,011	3,972	3,418

Loan impairment charges and other credit risk provisions ..	(1,189)	(1,115)	(547)	(397)	(410)

Net operating income .....................................................	10,502	9,043	3,464	3,575	3,008

Total operating expenses ...................................................	(5,335)	(4,965)	(1,870)	(1,679)	(1,699)

Operating profit .............................................................	5,167	4,078	1,594	1,896	1,309

Share of profit in associates and joint ventures ...................	976	663	360	358	228

Profit before tax ..............................................................	6,143	4,741	1,954	2,254	1,537

	%	%	%	%	%

Cost efficiency ratio ..........................................................	45.6	48.9	46.6	42.3	49.7
Pre-tax return on average risk-weighted assets (annualised)	2.3	2.1	2.1	2.5	1.9

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	13,187	14,628	3,498	4,544	4,308

Loan impairment charges and other credit risk provisions ..	(665)	(582)	(331)	(395)	(83)

Net operating income .....................................................	12,522	14,046	3,167	4,149	4,225

Total operating expenses ...................................................	(7,216)	(6,816)	(2,356)	(2,449)	(2,209)

Operating profit .............................................................	5,306	7,230	811	1,700	2,016

Share of profit in associates and joint ventures ...................	511	363	195	179	125

Profit before tax ..............................................................	5,817	7,593	1,006	1,879	2,141

	%	%	%	%	%

Cost efficiency ratio ..........................................................	54.7	46.6	67.4	53.9	51.3
Pre-tax return on average risk-weighted assets (annualised)	2.1	2.7	1.0	2.0	2.3

Management view of total operating income

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Global Markets ...................................................................	6,429	7,473	1,283	2,234	1,931
Credit .............................................................................	311	1,380	(219)	237	337
Rates ..............................................................................	1,114	1,971	(241)	367	442
Foreign Exchange ...........................................................	2,442	2,091	925	779	578
Equities ..........................................................................	873	595	261	266	116
Securities Services ...........................................................	1,284	1,080	430	440	362
Asset and Structured Finance ..........................................	405	356	127	145	96

Global Banking ...................................................................	4,046	3,392	1,376	1,419	1,104
Financing and Equity Capital Markets ............................	2,468	2,081	804	893	661
Payments and Cash Management ...................................	1,108	824	413	364	282
Other transaction services ..............................................	470	487	159	162	161

Balance Sheet Management ................................................	2,655	3,247	890	841	978
Principal Investments ........................................................	187	299	12	76	173
Other .................................................................................	(130)	217	(63)	(26)	122

Total operating income .....................................................	13,187	14,628	3,498	4,544	4,308

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	2,522	2,302	833	844	759

Loan impairment (charges)/recoveries and other credit risk provisions ......................................................................	(24)	11	(2)	(30)	11

Net operating income .....................................................	2,498	2,313	831	814	770

Total operating expenses ...................................................	(1,701)	(1,466)	(584)	(571)	(499)

Operating profit .............................................................	797	847	247	243	271

Share of profit/(loss) in associates and joint ventures .........	3	(17)	1	1	3

Profit before tax ..............................................................	800	830	248	244	274

	%	%	%	%	%

Cost efficiency ratio ..........................................................	67.4	63.7	70.1	67.7	65.7
Pre-tax return on average risk-weighted assets (annualised)	4.4	4.3	4.2	4.0	4.3

Other1

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ..................	7,351	3,557	5,323	1,701	325

Loan impairment (charges)/recoveries and other credit risk provisions ......................................................................	(1)	(1)	(3)	2	-

Net operating income .....................................................	7,350	3,556	5,320	1,703	325

Total operating expenses ...................................................	(4,892)	(4,311)	(1,606)	(1,719)	(1,552)

Operating profit/(loss) ...................................................	2,458	(755)	3,714	(16)	(1,227)

Share of profit in associates and joint ventures ...................	61	66	9	41	(2)

Profit/(loss) before tax ...................................................	2,519	(689)	3,723	25	(1,229)

1 The main items reported under 'Other' are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, the effect of changes in credit spread on the fair value of our own long-term debt designated at fair value, and HSBC's holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Management Office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

Summary information - geographical regions

Europe

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	18,889	17,394	7,549	6,029	4,673

Loan impairment charges and other credit risk provisions ..	(1,866)	(2,058)	(693)	(862)	(557)

Net operating income .....................................................	17,023	15,336	6,856	5,167	4,116

Total operating expenses ...................................................	(11,924)	(11,413)	(3,910)	(3,659)	(3,709)

Operating profit .............................................................	5,099	3,923	2,946	1,508	407
		3,934
Share of profit/(loss) in associates and joint ventures .........	3	5	9	(13)	-

Profit before tax ..............................................................	5,102	3,928	2,955	1,495	407

	%	%	%	%	%

Cost efficiency ratio ..........................................................	63.1	65.6	51.8	60.7	79.4
Pre-tax return on average risk-weighted assets (annualised)	2.2	1.6	3.7	1.9	0.5

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	1,070	991	301	735	392
Commercial Banking ..........................................................	1,359	1,010	315	602	301
Global Banking and Markets ...............................................	493	2,671	(509)	101	623
Global Private Banking ......................................................	469	526	154	137	167
Other .................................................................................	1,711	(1,270)	2,694	(80)	(1,076)

Profit before tax ................................................................	5,102	3,928	2,955	1,495	407

Hong Kong

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	8,011	7,497	2,597	2,745	2,601

Loan impairment charges and other credit risk provisions ..	(137)	(98)	(112)	(16)	(35)

Net operating income .....................................................	7,874	7,399	2,485	2,729	2,566

Total operating expenses ...................................................	(3,542)	(3,131)	(1,203)	(1,235)	(1,163)

Operating profit .............................................................	4,332	4,268	1,282	1,494	1,403

Share of profit in associates and joint ventures ...................	37	16	6	25	4

Profit before tax ..............................................................	4,369	4,284	1,288	1,519	1,407

	%	%	%	%	%

Cost efficiency ratio ..........................................................	44.2	41.8	46.3	45.0	44.7
Pre-tax return on average risk-weighted assets (annualised).	5.3	5.0	4.7	5.4	4.9

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	2,263	2,209	664	795	747
Commercial Banking ..........................................................	1,216	1,002	391	449	330
Global Banking and Markets ...............................................	940	1,027	309	268	337
Global Private Banking ......................................................	156	173	26	61	54
Other .................................................................................	(206)	(127)	(102)	(54)	(61)

Profit before tax ................................................................	4,369	4,284	1,288	1,519	1,407

Rest of Asia-Pacific

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	8,103	6,771	2,755	2,823	2,273

Loan impairment charges and other credit risk provisions ..	(213)	(320)	(113)	(38)	(173)

Net operating income .....................................................	7,890	6,451	2,642	2,785	2,100

Total operating expenses ...................................................	(4,335)	(3,758)	(1,499)	(1,477)	(1,341)

Operating profit .............................................................	3,555	2,693	1,143	1,308	759

Share of profit in associates and joint ventures ...................	2,195	1,686	865	800	635

Profit before tax ..............................................................	5,750	4,379	2,008	2,108	1,394

	%	%	%	%	%

Cost efficiency ratio ..........................................................	53.5	55.5	54.4	52.3	59.0
Pre-tax return on average risk-weighted assets (annualised)	3.3	3.1	3.2	3.6	2.8

Profit before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	1,286	881	520	447	357
Commercial Banking ..........................................................	1,674	1,179	613	593	422
Global Banking and Markets ...............................................	2,297	1,796	757	796	538
Global Private Banking ......................................................	78	62	29	22	19
Other .................................................................................	415	461	89	250	58

Profit before tax ................................................................	5,750	4,379	2,008	2,108	1,394

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	1,927	1,800	691	643	612

Loan impairment charges and other credit risk provisions ..	(185)	(512)	(86)	(61)	(74)

Net operating income .....................................................	1,742	1,288	605	582	538

Total operating expenses ...................................................	(851)	(789)	(277)	(286)	(270)

Operating profit .............................................................	891	499	328	296	268

Share of profit in associates and joint ventures ...................	261	142	77	116	27

Profit before tax ..............................................................	1,152	641	405	412	295

	%	%	%	%	%

Cost efficiency ratio ..........................................................	44.2	43.8	40.1	44.5	44.1
Pre-tax return on average risk-weighted assets (annualised)	2.7	1.6	2.8	2.9	2.2

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	188	87	87	53	22
Commercial Banking ..........................................................	425	391	129	149	133
Global Banking and Markets ...............................................	509	181	170	195	139
Global Private Banking ......................................................	-	(20)	1	-	3
Other .................................................................................	30	2	18	15	(2)

Profit before tax ................................................................	1,152	641	405	412	295

North America

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	12,379	12,591	4,139	4,227	3,591

Loan impairment charges and other credit risk provisions ..	(5,441)	(6,523)	(2,392)	(1,457)	(1,969)

Net operating income .....................................................	6,938	6,068	1,747	2,770	1,622

Total operating expenses ...................................................	(6,624)	(6,036)	(2,022)	(2,354)	(2,079)

Operating profit/(loss) ...................................................	314	32	(275)	416	(457)

Share of profit in associates and joint ventures ...................	27	12	10	9	9

Profit/(loss) before tax ...................................................	341	44	(265)	425	(448)

	%	%	%	%	%

Cost efficiency ratio ..........................................................	53.5	47.9	48.9	55.7	57.9
Pre-tax return on average risk-weighted assets (annualised)	0.1	-	(0.3)	0.5	(0.6)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	(2,047)	(2,275)	(1,602)	(86)	(809)
Commercial Banking ..........................................................	756	772	268	200	200
Global Banking and Markets ...............................................	738	1,274	(18)	267	294
Global Private Banking ......................................................	83	82	34	17	28
Other .................................................................................	811	191	1,053	27	(161)

Profit/(loss) before tax .......................................................	341	44	(265)	425	(448)

Latin America

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	8,708	7,129	3,025	2,990	2,414

Loan impairment charges and other credit risk provisions ..	(1,314)	(1,158)	(494)	(448)	(338)

Net operating income .....................................................	7,394	5,971	2,531	2,542	2,076

Total operating expenses ...................................................	(5,479)	(4,619)	(1,767)	(1,933)	(1,606)

Operating profit .............................................................	1,915	1,352	764	609	470

Share of profit in associates and joint ventures ...................	-	1	-	-	-

Profit before tax ..............................................................	1,915	1,353	764	609	470

	%	%	%	%	%

Cost efficiency ratio ..........................................................	62.9	64.8	58.4	64.6	66.5
Pre-tax return on average risk-weighted assets (annualised)	2.5	2.1	2.9	2.3	2.1

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2011	30 Sep 2010	30 Sep 2011	30 Jun 2011	30 Sep 2010
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	590	261	254	222	93
Commercial Banking ..........................................................	713	387	238	261	151
Global Banking and Markets ...............................................	840	644	297	252	210
Global Private Banking ......................................................	14	7	4	7	3
Other .................................................................................	(242)	54	(29)	(133)	13

Profit before tax ................................................................	1,915	1,353	764	609	470

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 09 November, 2011